

10032199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sullivan Morrissey & Mickle Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
450 Park Ave.

(No. and Street)

New York | NY | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
O'Connor Davies Munns & Dobbins LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd St. New York NY 10165
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
NOV 26 2010
WASH, D.C.
196
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/08

OATH OR AFFIRMATION

I, John F Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sullivan Morrissey & Mickle Securities Corp., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman

Title

Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2013

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Shareholders of
Sullivan Morrissey & Mickle Securities Corp.

We have audited the accompanying statement of financial condition of Sullivan Morrissey & Mickle Securities Corp. as of September 30, 2010 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sullivan Morrissey & Mickle Securities Corp. as of September 30, 2010, and the results of its operations and the changes in its stockholders' equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
November 15, 2010


SEC MAIL PROCESSING
RECEIVED
NOV 26 2010
WASH. D.C. SECTION
196

One Grand Central Place, 60 East 42nd Street, New York, NY 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Sullivan, Morrissey & Mickle Securities Corp.

Statement of Financial Condition

As of September 30, 2010

ASSETS	
Cash and cash equivalents	$ 78,839
Due from parent company	37,713
Due from broker	214
	$ 116,766
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 4,800
Stockholders' Equity	
Common stock - $1 par value; 1,000 shares authorized; 200 issued and outstanding	200
Capital in excess of par value	9,965
Retained earnings	101,801
Total Stockholders' Equity	111,966
	$ 116,766

See notes to financial statements

Sullivan, Morrissey & Mickle Securities Corp.

Statement of Operations

Year Ended September 30, 2010

REVENUE	
Commissions	$ 23,072
EXPENSES	
Rent	8,496
Accounting fees	5,675
Regulatory fees	2,160
General and administrative	6,790
Miscellaneous	3,133
Total Expenses	26,254
Net Income	$ (3,182)

See notes to financial statements

Sullivan, Morrissey & Mickle Securities Corp.

Statement of Changes in Stockholders' Equity

Year Ended September 30, 2010

	Common Stock	Capital Excess of Par Value	Retained Earnings	Total
Balance, beginning of year	$ 200	$ 9,965	$ 104,983	$ 115,148
Net income	-	-	(3,182)	(3,182)
Balance, end of year	$ 200	$ 9,965	$ 101,801	$ 111,966

See notes to financial statements

Sullivan Morrissey & Mickle Capital Management Corp.

Statement of Cash Flows

Year Ended September 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(3,182)
Adjustments to reconcile net income to net cash from operating activities		
Changes in operating assets and liabilities		
Due from broker		696
Due from parent company		(18,780)
Net Cash from Operating Activities		(21,266)
CASH AND CASH EQUIVALENTS		
Beginning of year		100,105
End of year	$	78,839

See notes to financial statements

Sullivan Morrissey & Mickle Securities Corp.

Notes to Financial Statements

1. Organization

Sullivan, Morrissey & Mickle Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. In this capacity, the Company introduces agency transactions for its customers.

The Company is a wholly owned subsidiary of Sullivan, Morrissey & Mickle Capital Management Corp. (the "Parent").

2. Summary of Significant Accounting Policies

Accounting Changes

In July 2009, the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "ASC") became the single source of generally accepted accounting principles ("GAAP") in the United States. The ASC did not change GAAP; however, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. Application of the Codification did not have an effect on the Company's net assets available for benefits, or the change in assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include short-term cash investments and money market investments with maturities of three months or less at date of acquisition.

Income Taxes

The Company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal income tax return of the shareholder.

Revenue Recognition

Commission revenue and related expenses are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies *(continued)*

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to audits by the applicable taxing jurisdictions for periods prior to 2007.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which is November 15, 2010.

3. Transactions with Parent

The Company derives its revenue primarily from securities brokerage commissions on transactions introduced by the Parent and is charged its proportionate share of allocable expenses incurred by the Parent. The Parent pays substantially all liabilities incurred by the Company and charges the Company accordingly.

4. Due from Broker

The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

5. Off -Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

Amounts due from the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2010, the company had net capital, as defined, of $73,913 which was $68,913 in excess of required net capital. The company's net capital ratio was 6.46%.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of September 30, 2010

Sullivan, Morrissey & Mickle Securities Corp.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF SEPTEMBER 30, 2010

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF SEPTEMBER 30, 2010

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by Sec Rule 17a-5

The Board of Directors and Shareholders
Sullivan, Morrissey & Mickle Securities Corp.

In planning and performing our audit of the financial statements of Sullivan, Morrissey & Mickle Securities Corp. (the "Company"), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Grand Central Place, 60 East 42nd Street, New York, NY 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
November 15, 2010

Sullivan, Morrissey & Mickle Securities Corp.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of September 30, 2010

NET CAPITAL	
Total stockholders' equity	$ 111,966
Non-allowable assets:	
Due from parent company	(37,713)
Net capital before haircuts on securities positions	74,253
Haircuts on money market fund	(340)
Net Capital	73,913
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (the greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Excess Net Capital	68,913
Computation of Aggregate Indebtedness	
Total aggregate indebtedness liabilities	$ 4,800
Percent of aggregate indebtedness to net capital	6.46%

**Reconciliation of computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1**

There were no material difference between the unaudited and the audited filings.

Sullivan Morrissey & Mickle Securities Corp.

Financial Statements

September 30, 2010


SEC MAIL PROCESSING
RECEIVED
NOV 26 2010
WASH, D.C.
196
SECTION